Filed by Danaher Corporation

pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: Danaher Corporation

Commission File Number: 1-8089

The following is a transcript of a video made available to employees of Danaher Corporation

Tom Joyce Video Script

Hi, I’m Tom Joyce.

Earlier today, we announced an agreement to merge our Communications Platform with NetScout Systems to create a company with extensive global scale and best in class solutions to manage and secure the networks of both telecom service providers and high performance enterprises. Today, I’ll share with you a few more details of what we are doing and why I’m excited about the opportunity to be a leader in a $6 billion served market.

As you may know, Danaher’s Communications platform is made up of four businesses, Tektronix Communications, Arbor Networks, Fluke Networks and VSS Monitoring. Together, they generate more than $850 million in annual revenue and have a strong position with large telecom service providers.

NetScout is about a $400 million revenue business with a market leading position in performance monitoring for large, high performance enterprise networks. Because of NetScout’s strong brand, the complementary nature of their technology portfolio and established customer base, we have been exploring opportunities to work with them for almost a decade. The deal structure we have mutually agreed to today represents a unique and compelling opportunity to combine our businesses. It will benefit all Danaher and NetScout shareholders, associates and customers.

To be a global leader in this industry, commercial and technical scale matter. We believe that the scale created by combining our businesses drives more value creation opportunities than either business could achieve on its own. That’s why we have decided to do this deal now.

Our complementary portfolios will offer customers best in class deployment and installation, performance monitoring, subscriber troubleshooting, network cyber security and packet flow switching solutions, all from one supplier. The combined company will have a superior global presence with the largest telecom service providers and enterprise networks. It will serve over 300 service providers in more than 60 countries and 20,000 enterprise customers, including 93 of the Fortune 100 companies.

For our Communications associates, the combination means you will be part of a much larger, domain-focused, industry leader that we believe will thrive; increasing growth potential and creating more value. With unprecedented scale and customer access, associates will have a wealth of professional growth, learning, networking, and ongoing development opportunities. Additionally, NetScout Systems shares many of the same core values as Danaher, particularly as it relates to people and innovation.

What we plan to do is form a new company with the Danaher Communications platform and distribute shares of that new company to Danaher shareholders. Following that distribution, we will merge the new company into NetScout. The newly merged company will be named

NetScout Systems. This type of transaction is called a Reverse Morris Trust. Following the closing of the transaction, Danaher shareholders, including anyone that holds Danaher stock in their 401k plan, will own approximately 60% of the new NetScout and existing NetScout shareholders will own approximately 40%. This may sound a little complicated, so simply put, we’re joining our Communications platform with NetScout to create a bigger, better business. And we, Danaher and our shareholders, including many of you, will own 60% of that new company. This structure allows shareholders to continue to benefit from the attractive, network management and security market growth drivers through their ownership position in the new NetScout, and creates a network management and security company that is second to none.

Following the closing, Jim Lico, our Executive Vice President who has had responsibility for our Test & Measurement segment, will join NetScout’s Board of Directors. He will of course continue to be an EVP at Danaher with all of his current responsibilities. In addition, the current NetScout executive team will remain in place, including Anil Singhal, NetScout’s Founder, President, CEO and Chairman of the Board.

More than 2,000 associates from the Communications platform will become employees of the new NetScout. Jim Lico and Amir Aghdaei are on the road this week to share our new and compelling vision of the future and to explain to our associates at Tektronix Communications, Arbor Networks, Fluke Networks and VSS Monitoring what to expect in the months ahead.

You might be thinking that a merger transaction like this is unusual for Danaher. Why would Danaher do this? The simple answer is that we believe this is a great opportunity for our Communications associates and businesses. Danaher remains fully committed to our diversified, science and technology portfolio structure and to driving our DBS culture and core values. While we are usually net acquirers of businesses, from time to time over the past 25 years, we have selectively joint ventured, combined, merged or sold operating companies if we believe it is in the best interest of our associates, customers and shareholders. And, in these instances, it has been. We are confident that this transaction will achieve the same positive results.

It will take us a number of months to work through the regulatory approvals and other details of the closing. We expect to finalize the deal in 2015. During the transition period, I would ask everyone to remain focused on executing our business strategies and driving growth in your operating company. We will continue to invest in innovation and new products, particularly disruptive computing solutions, to support this growth.

With today’s announcement we also released our third quarter results. We’ll provide you with more details on our performance later this week. Thank you for all you continue to do to support customers and to drive performance in your businesses.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of NetScout, Danaher’s Communications business or Danaher. In connection with the proposed transaction, NetScout and Danaher’s Communications subsidiary will file registration statements with the SEC registering shares of NetScout common stock and Danaher’s Communications subsidiary common units in connection with the proposed transaction. NetScout’s registration statement will also include a proxy statement and prospectus of NetScout relating to the proposed transaction. Danaher shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and NetScout shareholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about NetScout, Danaher’s Communications business and the proposed transaction. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) can also be obtained free of charge from Danaher upon written request to Danaher Corporation, Investor Relations, 2200 Pennsylvania Ave, NW Suite 800W, Washington, DC 20037, or by calling (202) 828-0850 or upon written request to NetScout Systems, Inc., Investor Relations, 310 Littleton Road Westford, MA 01886 or by calling 978-614-4279.

PARTICIPANTS IN THE SOLICITATION

This communication is not a solicitation of a proxy from any security holder of NetScout. However, Danaher, NetScout and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of NetScout in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Danaher may be found in its Annual Report on Form 10-K filed with the SEC on February 22, 2014 and its definitive proxy statement relating to its Annual Meeting of Shareholders filed with the SEC on April 2, 2014. Information about the directors and executive officers of NetScout may be found in its Annual Report on Form 10-K filed with the SEC on May 20, 2014, and its definitive proxy statement relating to its 2014 Annual Meeting of Stockholders filed with the SEC on July 24, 2014.